UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-39164

Indonesia Energy Corporation Limited

(Translation of registrant’s name into English)

GIESMART PLAZA 7th Floor

Jl. Raya Pasar Minggu No. 17A

Pancoran – Jakarta 12780

Indonesia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K (“Form 6-K Report”) shall be deemed to be incorporated by reference into the shelf registration statement on Form F-3, as amended (Registration Number 333-278175) of Indonesia Energy Corporation Limited, a Cayman Islands exempted company (the “Company”), declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on May 31, 2024 (“Registration Statement”), and into each prospectus or prospectus supplement outstanding under the Registration Statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Form 6-K Report are the unaudited condensed consolidated financial statements of the Company as of June 30, 2025 and for the six-month periods ended June 30, 2025 and 2024, respectively.

Attached as Exhibit 99.2 to this Form 6-K Report is an Operating and Financial Review for the Company’s six-month periods ended June 30, 2025 and 2024, respectively.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K Report and the exhibits hereto contain certain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements in this Form 6-K Report and the exhibits hereto are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to significant risks and uncertainties that are described more fully in “Item 3. Key Information—D. Risk Factors” on our annual report on Form 20-F filed with the SEC on April 30, 2025. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. Fluctuations in our future financial results may negatively impact the value of our ordinary shares. In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

●	Our overall ability (including our anticipated timing) to meet our goals and strategies, including our plans to continue to conduct seismic interpretation activities, and drill additional wells at Kruh Block, to develop and ultimately drill wells at Citarum Block or acquire rights in additional oil and gas assets in the future;

●	The economic and capital markets impact of macro-economic and other conditions beyond our control (such as the war between Russia and Ukraine, the conflict between Israel and Hamas, inflation, interest rates and the political situation in Indonesia) on the demand for our oil and gas products in Indonesia and the price of our oil and gas products;

●	Our ability to estimate our oil reserves;

●	Our ability to explore, acquire, develop and exploit oil and gas assets outside of Indonesia, including our announced exploration of potential opportunities in Brazil;

●	Our ability to anticipate our capital needs, financial condition and results of operations;

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●	The anticipated prices for, and volatility in the prices for, oil and gas products and the growth of the oil and gas market in Indonesia and worldwide;

●	Our expectations regarding our relationships with the Indonesian government (“Government”) and its oil and gas regulatory agencies;

●	Relevant Government policies and regulations relating to our industry; and

●	Our corporate structure and related laws, rules and regulations.

Should one or more of the foregoing risks or uncertainties materialize, should any of our assumptions prove incorrect, or should we be unable to address any of the foregoing factors, our actual results may vary in material and adverse respects from those projected in these forward-looking statements. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects, on us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable laws. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDONESIA ENERGY CORPORATION LIMITED

Dated: September 30, 2025	By:	/s/ Frank Ingriselli
	Name:	Frank Ingriselli
	Title:	President

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EXHIBIT INDEX

Exhibit Number	Description

99.1	Unaudited condensed consolidated financial statements of the Company as of June 30, 2025 and for the six-month periods ended June 30, 2025 and 2024
99.2	Operating and Financial Review for the six-month periods ended June 30, 2025 and 2024
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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